[redacted]

SE 09059652 MISSION

BB 3/11

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50174

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2008 (MM/DD/YY) AND ENDING 12/31/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Questar Capital Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5701 Golden Hills Drive
(No. and Street)

Minneapolis (City) MN (State) 55416 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Emily Reitan 763-765-6083
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name – *if individual, state last, first, middle name*)

4200 Wells Fargo Center
90 South Seventh Street (Address) Minneapolis (City) MN (State) 55402 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BB 3/13

OATH OR AFFIRMATION

I, Emily Reitan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Questar Capital Corporation, as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Michelle A. Dobson
NOTARY PUBLIC
STATE OF MINNESOTA
My Commission Expires 1-31-2013

Notary Public

Signature

Chief Financial Officer

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

QUESTAR CAPITAL CORPORATION

Financial Statements with Supplementary Schedule

December 31, 2008

(With Independent Auditors' Report Thereon)

QUESTAR CAPITAL CORPORATION

December 31, 2008

Table of Contents

KPMG LLP
4200 Wells Fargo Center
90 South Seventh Street
Minneapolis, MN 55402

Independent Auditors' Report

The Board of Directors
Questar Capital Corporation:

We have audited the accompanying statement of financial condition of Questar Capital Corporation (the Company) as of December 31, 2008, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Questar Capital Corporation as of December 31, 2008, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

February 26, 2009

QUESTAR CAPITAL CORPORATION

Statement of Financial Condition

December 31, 2008

Assets

Cash and clearing deposit	$	8,985,467
Goodwill		18,885,290
Intangible assets (net of accumulated amortization of $656,423)		1,444,129
Concessions receivable		341,299
Prepaid expenses		393,827
Deferred tax asset		124,717
Receivables from registered representatives (net of allowance for uncollectible accounts of $604,887)		574,396
Receivable from affiliate		1,969,789
Total assets	$	32,718,914

Liabilities and Stockholder's Equity

Commissions payable	$	743,407
Payable to affiliates		1,768,701
Accrued expenses		1,182,105
Accounts payable		407,239
Deferred revenue		579,676
Total liabilities		4,681,128
Stockholder's equity:		
Common stock, no par value, 1,000 shares authorized and outstanding		113,728
Additional paid-in capital		79,636,741
Retained deficit		(51,712,683)
Total stockholder's equity		28,037,786
Total liabilities and stockholder's equity	$	32,718,914

See accompanying notes to financial statements.

QUESTAR CAPITAL CORPORATION

Statement of Operations

Year ended December 31, 2008

Revenue:	
Concessions	$ 55,817,968
Other revenue	3,726,533
Total revenue	59,544,501
Expenses:	
Commissions	48,017,057
Salaries and employee benefit charges	6,996,796
Legal and compliance charges	3,618,969
Outside consulting	1,758,100
Information technology charges	1,278,521
Meetings and seminars	991,146
General and administrative charges	801,324
Other expenses	669,679
Taxes, licenses, and fees	654,379
Travel and entertainment	446,393
Occupancy charges	415,510
Bad debt expense	388,176
Postage and telephone	341,003
Advertising and public relations	263,362
Intangible amortization	210,055
Computer hardware and software	104,889
Total expenses	66,955,359
Loss before taxes	(7,410,858)
Income tax benefit	(2,667,417)
Net loss	$ (4,743,441)

See accompanying notes to financial statements.

QUESTAR CAPITAL CORPORATION

Statement of Changes in Stockholder's Equity

Year ended December 31, 2008

		Common stock	Additional paid-in capital	Retained deficit	Total
Balance at December 31, 2007	$	113,728	73,793,683	(46,969,242)	26,938,169
Capital contribution		—	5,843,058	—	5,843,058
Net loss		—	—	(4,743,441)	(4,743,441)
Balance at December 31, 2008	$	113,728	79,636,741	(51,712,683)	28,037,786

See accompanying notes to financial statements.

QUESTAR CAPITAL CORPORATION

Statement of Cash Flows

Year ended December 31, 2008

Cash flows from operating activities:		
Net loss	$	(4,743,441)
Adjustments to reconcile net loss to net cash used in operating activities:		
Intangible amortization		210,055
Decrease in receivable from registered representatives		51,025
Decrease in concessions receivable		205,689
Increase in prepaid expenses		(24,835)
Increase in accrued expenses		1,120,505
Increase in accounts payable		208,156
Decrease in commissions payable		(158,450)
Decrease in deferred taxes		(687,931)
Decrease in deferred revenue		(2,105)
Net cash used in operating activities		(3,821,332)
Cash flows from financing activities:		
Increase in receivable from affiliate company		(69,409)
Decrease in payable to affiliates company		(1,696,653)
Net cash used in financing activities		(1,766,062)
Net decrease in cash		(5,587,394)
Cash at beginning of year		14,572,861
Cash at end of year	$	8,985,467
Supplemental data:		
Non-cash financing activity:		
Capital contribution	$	5,843,058

See accompanying notes to financial statements.

(1) Nature of Business and Significant Accounting Policies

(a) Description of the Company

Questar Capital Corporation (the Company) is a wholly owned subsidiary of Yorktown Financial Companies, Inc. (Yorktown), which in turn is a wholly owned subsidiary of Allianz Life Insurance Company of North America (Allianz Life). Allianz Life is a wholly owned subsidiary of Allianz of America, Inc. (AZOA), a wholly owned subsidiary of Allianz Societas Europaea (Allianz SE), a European company incorporated in Germany.

The Company is registered as a broker-dealer under the Securities Exchange Act of 1934 and operates as a retail broker-dealer. The Company distributes a full range of securities products, including nonproprietary mutual funds and variable life insurance and annuity contracts, and processes general securities transactions through a clearing arrangement with Pershing, LLC. The Company's results of operations may not be indicative of the results that might have been obtained had it operated independently of Yorktown and Allianz Life.

(b) Significant Accounting Policies

Securities Transactions

The Company's primary source of revenue is concessions received on sales of mutual funds, variable annuities, and variable life products. The primary expense of the Company is the corresponding commissions paid to registered representatives for these sales. Concessions and related commission expense are recorded on a settlement date basis. The clearing and depositing operations are provided by Pershing, LLC.

Cash and Clearing Deposit

Cash represents amounts held in depository institutions. The Company is required to maintain deposit accounts with clearing organizations and others to assure the performance of the obligations of the Company under the terms of its agreements. Minimum required balances in deposit accounts with clearing organizations were $105,000 at December 31, 2008.

Goodwill

Goodwill is the excess of the amount paid to acquire a company over the fair value of its tangible net assets, identifiable intangible assets, and valuation adjustments, if any. The recoverability of goodwill is assessed at least annually based on estimates of future earnings. If estimated future earnings are less than the carrying amount of the related asset, the carrying value of the asset may not be recoverable and an impairment test is performed. If impairment is indicated, the carrying value will be reduced to its fair value with a corresponding charge to earnings.

Intangible Assets

An intangible asset is recognized apart from goodwill when it arises from contractual or legal rights or it is capable of being separated and valued then sold, transferred, licensed, rented, or exchanged. The Company determines the useful life and amortization period for each intangible asset identified.

(Continued)

An intangible asset with a determinable useful life is amortized over that period, while an intangible asset with an indefinite useful life is not amortized.

Federal Income Taxes

The Company utilizes the asset and liability method of accounting for income tax. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in operations in the period that includes the enactment date. Valuation allowances are established when it is determined that it is more likely than not that the deferred tax asset will not be fully realized.

The Company provides for federal income taxes based on amounts the Company believes it ultimately will owe. Inherent in the provision for federal income taxes are estimates regarding the deductibility of certain items and the realization of certain tax credits. In the event the ultimate deductibility of certain items or the realization of certain tax credits differs from estimates, the Company may be required to significantly change the provision for federal income taxes recorded in the financial statements. Any such change could significantly affect the amounts reported in the statement of operations. Quarterly, management evaluates the appropriateness of such provisions based on any new developments specific to their fact patterns. Information considered includes results of completed tax examinations, technical advice memorandums, and other rulings issued by the Internal Revenue Service (IRS) or the tax courts.

The Company is included in the consolidated federal income tax return with AZOA and all of its wholly owned subsidiaries. The consolidated tax allocation agreement stipulates that each company participating in the return will bear its share of the tax liability pursuant to U.S. Treasury Department regulations. The Company generally will be paid for the tax benefit on their losses and any other tax attributes to the extent they could have obtained a benefit against their post-1990 separate return taxable income or tax.

Basis of Presentation

The financial statements have been prepared in accordance with U.S. generally accepted accounting principles (GAAP).

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Such changes in estimates are recorded in the period they are determined.

(Continued)

Receivables from Registered Representatives

The Company has a program of offering advanced commission and forgivable and nonforgivable loans to qualified registered representatives (rep). The terms of the loans vary for each rep and are forgiven based on reaching predetermined production levels. The nonforgivable loans are paid back through a withholding of the reps' commissions. As of December 31, 2008, the Company had advanced commission and loan receivables related to this program of $863,993. The Company established an allowance for uncollectible accounts based on a reserve policy that reflects its expected collectibility. As of December 31, 2008, the Company recorded an allowance for uncollected accounts of $388,176 relating to a single rep with terms violation. The Company is currently exploring options for recoverability. There were no write-offs during 2008.

The Company also has fee receivables from registered representatives. The receivables are stated net of write-offs and allowances for uncollectibles. The Company established an allowance for uncollectible accounts based on a reserve policy that reflects its expected collectibility. As of December 31, 2008, the gross receivable was $315,290 and the Company recorded an allowance for uncollected accounts of $216,711. There were no write-offs during 2008.

(2) Goodwill and Intangible Assets

In November 2005, Yorktown, the Company's parent, was purchased by Allianz Life, and the transaction was recorded using the purchase method of accounting. The Company recorded goodwill of $18,885,290 and intangible assets of $2,100,552. The components of intangible assets at acquisition are summarized as follows:

		Amount	Useful life
Tradename	$	1,050,276	Indefinite
Noncompete and transition agreements		1,050,276	5 years
Total intangible assets, at acquisition	$	2,100,552	

A portion of the intangible assets relates to the trade name and service mark of the Company and has an indefinite useful life. Therefore, the trade name is not being amortized, but will be subject to periodic impairment testing at future periods. The remaining intangible asset is related to noncompete and transition agreements and is being amortized over five years using the straight-line method. Amortization expense of $210,055 was recorded in 2008 and is included in intangible asset amortization on the statement of operations. As of December 31, 2008, the Company has recorded intangible assets of $1,444,129. As of December 31, 2008, no goodwill impairment exists.

(3) Transactions with Related Parties

The Company is managed by Yorktown. The Company may pay management fees (determined periodically) to Yorktown for various operating expenses. Management fees charged reflect the actual costs of these services; however, Yorktown is in a position to and could influence the operating results of the Company. During the year ended December 31, 2008, the Company incurred no management fees. At December 31, 2008, the Company had a payable to Yorktown of $122,411 for cash advance.

(Continued)

Questar Asset Management, Inc. (Asset Management) is a related company through common control and ownership. The Company pays various operating and commission expenses on behalf of Asset Management, which are then charged to Asset Management on a periodic basis. The expenses charged reflect the actual costs of these services. During the year ended December 31, 2008, the Company paid no operating expenses and $3,523,620 of commission expenses on behalf of Asset Management. At December 31, 2008, the Company had a payable to Asset Management of $2,599.

The Company maintains a selling agreement with Allianz Life Financial Services, LLC, a wholly owned subsidiary of Allianz Life. During 2008, the agreement resulted in $60,893,097 in product sales for the Company, which is 2.0% of Allianz Life's total variable annuity sales. The agreement also resulted in $4,078,521 in concession revenue, which is 7.3% of the Company's total concession revenue.

The Company has an expense sharing arrangement with Allianz Life to pay certain direct operating expenses on behalf of the Company and then be reimbursed by the Company. During 2008, Allianz Life paid $9,469,425 in direct operating expenses. The Company also receives allocated expenses for overhead. During 2008, $4,861,803 was allocated to the Company using an allocation method developed by management of Allianz Life. At December 31, 2008, the Company had a payable to Allianz Life of $1,643,691.

In November 2008, Allianz Life adopted a board resolution agreeing to make a capital contribution in the form of debt forgiveness to the Company. The debt relates to the expense sharing agreement with Allianz Life. Under the resolution, unpaid expenses incurred on or before November 30, 2008 were forgiven by Allianz Life. Also under the resolution, Allianz Life agreed to make a capital contribution of $5,843,058, through Yorktown, to satisfy the net capital requirements as required by the Securities and Exchange Commission's (SEC) Uniform Net Capital Rule (Rule 15c3-1).

At December 31, 2008, the receivable from affiliate balance of $1,969,789 is a tax receivable from AZOA as a result of the tax sharing agreement.

(4) Financial Instruments with Off-Balance-Sheet Risk

In the ordinary course of business, the Company's securities activities involve execution, settlement, and financing of various securities transactions as agent. These activities may expose the Company to credit and market risks in the event customers, other brokers and dealers, banks, depositories, or clearing organizations are unable to fulfill contractual obligations. Such risks may be increased by volatile trading markets. The Company clears all transactions for its customers on a fully disclosed basis with a clearing firm that carries all customer accounts and maintains related records. Nonetheless, the Company is liable to the clearing firm for the transactions of its customers. These activities may expose the Company to off-balance-sheet risk in the event a counterparty is unable to fulfill its contractual obligations.

(5) Net Capital Requirement

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), and is required to maintain minimum net capital of $339,212 as of December 31, 2008. At December 31, 2008, the Company had net capital of $3,980,295, which was $3,641,083 in excess of the minimum required. The Company's net capital ratio (ratio of aggregate indebtedness to net capital) was 1.28:1 at December 31, 2008.

(6) Rule 15c3-3 Exemption

The Company clears all customer transactions on a fully disclosed basis with a clearing broker-dealer. The Company does not hold customer funds or safekeep customer securities and is therefore exempt from Rule 15c3-3 of the SEC under subsection (k)2(ii). Under this exemption, the "Computation for Determination of Reserve Requirements" and "Information Relating to the Possession or Control Requirements" are not required.

(7) Income Taxes

The income tax benefit reflected on the statement of operations is as follows:

Current tax benefit	$	1,979,487
Deferred tax benefit		687,930
Income tax benefit as reported	$	2,667,417

There was no provision for state income taxes reflected on the statement of operations for the year ended December 31, 2008 due to the state income tax benefit from the net loss being fully offset by an increase in the valuation allowance.

The income tax benefit computed at the statutory rate of 35% varies from the tax benefit reported on the statement of operations as follows:

Income tax benefit computed at the statutory rate	$	2,593,801
Allocated nondeductible expense		68,989
Other		4,627
Income tax benefit as reported	$	2,667,417

Tax effects of temporary differences giving rise to the significant components of the deferred tax assets and liabilities at December 31, 2008 are as follows:

Deferred tax assets (liabilities):		
State net operating loss carry forward	$	405,827
Intangible asset amortization		(505,445)
Deferred compensation		95,097
Agent debt reserve		135,862
Accruals		399,203
Total		530,544
Valuation allowance		(405,827)
Net deferred tax asset	$	124,717

Although realization is not assured, the Company believes it is not necessary to establish a full valuation allowance for the total deferred tax assets as it is more likely than not the deferred tax asset of $630,162 will be realized principally through reimbursement from AZOA as the existing deductible temporary differences reverse.

The IRS has surveyed 2003 through 2005 and has informed the Company that they do not intend to do any further review of those years. During 2008, the IRS reviewed the credit taken for the Telephone Excise Tax on AZOA and Subsidiaries' 2006 consolidated return. The auditor had no issues while on site and informed the Company that final closure on the issue should be forthcoming during the first quarter of 2009.

At this time, the Company is not aware of any adjustments that may be proposed by the IRS.

On January 1, 2007, the Company adopted the provisions of the Financial Accounting Standards Board (FASB) Interpretation (FIN) No. 48, *Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109, Accounting for Income Taxes* (FIN 48). The Company had no unrecognized tax benefits as of January 1, 2008 and December 31, 2008. The Company does not expect any significant changes related to unrecognized tax benefits during the next twelve months.

The Company recognizes interest and penalties accrued related to unrecognized tax benefits in federal income tax expense. As of December 31, 2008, the Company had not recognized any interest and penalties.

(Continued)

(8) Commitments and Contingencies

The Company is currently a defendant in various pending litigation and arbitration matters generally incidental to its business. This includes a putative class action and related Financial Industry Regulatory Authority (FINRA) arbitration proceedings arising from the conduct of a former Company registered representative. These matters have not yet progressed to a stage at which the Company can reasonably predict the outcome or exposure. The Company recognizes legal costs for defending itself as incurred.

The financial services industry, including distribution companies, has been the subject of increasing scrutiny by regulators, legislators, and the media over the past few years. As with other financial services firms, the level of regulatory activity and inquiry concerning the Company's business remains elevated. From time to time, the Company receives requests for information from, and has been subject to examination by, the SEC, FINRA, and various other regulatory authorities concerning the Company's business activities and practices. The Company is cooperating with regulators in responding to these requests.

QUESTAR CAPITAL CORPORATION

Computation of Net Capital and
Aggregate Indebtedness under Rule 15c3-1
of the Securities and Exchange Commission

December 31, 2008

Net capital:		
Stockholder's equity	$	28,037,786
Less nonallowable assets		23,894,535
Current capital		4,143,251
Less:		
Deficit balances at clearing firm		12,978
Haircuts		149,978
Net capital		3,980,295
Less required capital (the greater of $50,000 or 6-2/3% of aggregate indebtedness)		339,212
Excess net capital	$	3,641,083
Aggregate indebtedness	$	5,088,183
Ratio of aggregate indebtedness to net capital		1.28:1

Reconciliation with Company's Computation
(included in Part II of Form X-17A-5 as of December 31, 2008)

Net capital, as reported in Company's (unaudited) FOCUS report	$	28,220,161
Adjustments made to net loss subsequent to FOCUS filing		(182,375)
Adjusted net capital per above	$	28,037,786

See accompanying independent auditors' report.

KPMG LLP
4200 Wells Fargo Center
90 South Seventh Street
Minneapolis, MN 55402

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

The Board of Directors
Questar Capital Corporation:

In planning and performing our audit of the financial statements of Questar Capital Corporation (the Company) as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and *Exchange Commission* (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

KPMG

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 26, 2009